COUNTERPATH SOLUTIONS, INC.

Suite 300, One Bentall Centre

505 Burrard Street

Vancouver, BC V7X 1M3

Canada

February 16, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

USA

Attention:	James T. Webster
Daniel L. Gordon

Dear Sirs/Mesdames:

Re: Counterpath Solutions, Inc. File No. 0-50346

                              In connection with your letter of February 5, 2007 with respect to the Form 10-KSB for the fiscal year ended April 30, 2006 filed by Counterpath Solutions, Inc. (the “Company”), the Company acknowledges and confirms that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order. Should you have any questions please do not hesitate to contact the undersigned.

Yours truly,

COUNTERPATH SOLUTIONS, INC.

/s/ David Karp

___________________________________

Name: David Karp, Chief Financial Officer